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WASHINGTON, D.C.

December 17, 2002

02060789

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

DEC 30 2002

1086

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. De' Longhi Quarterly Report as of September 30, 2002 (in English);
2. Press release dated November 13, 2002 containing a summary discussion of the third quarter financial results of the group (in English);
3. Notice published on "Il Sole 24 Ore" and "Milano Finanza" informing that the quarterly report as of September 30, 2002 was deposited and available for review at the legal offices of De' Longhi and Borsa Italiana S.p.A., and that a copy of the same report was posted on the De' Longhi's website (in Italian);

dlw 1/8

4. Calendar of board of directors' meetings, shareholders' meetings and analysts presentations for the year 2003 (in Italian; an English translation is provided).

Please feel free to call me if you have any questions at +44 207 710 1000. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure
cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

DE LONGHI S.P.A.
INDEX OF DOCUMENTS

Documents | Tabs

De' Longhi Group

Quarterly Report
As of 30 September 2002

Financial Highlights

Consolidated economic data

(in million of Euro)	30/09/02 (9 months)	30/09/01 (9 months)	Change	% Change	31/12/01
Total Revenues	869.3	802.2	67.1	8.4 %	1.197.9
EBITDA	**111.1**	**94.9**	**16.1**	**17.0%**	**164.1**
% on revenues	*12.8 %*	*11.8 %*			*13.7 %*
EBIT	**59.5**	**43.6**	**15.9**	**36.4%**	**94.4**
% on revenues	*6.8 %*	*5.4 %*			*7.9 %*
Profit before taxes	**31.8**	**13.5**	**18.3**	**135.4 %**	**49.4**

(in million of Euro)	2002, III Quarter	2001, III Quarter	Change	% Change
Total Revenues from sales	310.6	286.9	23.6	8.2%
EBITDA	**48.2**	**41.7**	**6.5**	**15.6%**
% on revenues	*15.5%*	*14.5%*		
EBIT	**30.4**	**23.3**	**7.1**	**30.4%**
% on revenues	*9.8%*	*8.1%*		
Profit before taxes	**19.9**	**9.5**	**10.4**	**109.4%**

Consolidated financial data

(in million of Euro)	30/09/02	31/12/01	Change	% Change	30/09/01
Net working capital	386.8	388.5	(1.8)	(0.5%)	460.8
Net invested capital	947.1	972.2	(25.1)	(2.6%)	1.054.8
Net financial position	(397.6)	(447.1)	49.4	11.1%	(542.1)
NWC/Net sales % (12 months)	**30.6 %**	**32.4%**			**40.1 %**

Main results

In the first nine months of the year 2002 the Group reported sales for Euro 869.3 million, with a growth of Euro 67.1 million - equal to 8.4% - compared to the same period of the previous year, despite the negative impact due to the Euro exchange trend, resulting in a 1.6 % decline. On a comparable exchange rate basis, the growth would be 10%.

EBITDA was Euro 111.1 million (Euro 94.9 million as of 30 September 2001) with an incidence on net sales up from 11.8% as of 30 September 2001 to 12.8% as of 30 September 2002, and with an absolute growth of 17.0%.

Thanks to the significant improvement of EBIT, increasing from Euro 43.6 million as of 30 June 2001 to Euro 59.5 million as of 30 June 2002, and with an EBIT margin growing from 5.4% to 6.8%, and thanks to the reduction of financial charges (including financial earnings coming from hedging policies which compensated the loss at EBITDA level due to the negative exchange trend), the profit before-tax amounts to Euro 31.8 million compared to a profit before-tax of Euro 13.5 million in the same period of the previous year.

The net financial position improved from Euro 447.1 million as of December 31, 2001 to Euro 397.6 million as of June 30, 2002 with a decrease of Euro 49.4 million. Comparing to 30 September 2001, the decrease in the net debt amounts to Euro 144.5 million, and comes from the securitisation agreement finalised in September 2002 for Euro 56.4 million and from the cash flow of the period for Euro 88.1 million.

Main events

The aggregation of the controlled companies Simac - Vetrella S.p.A. and Ariagel S.p.A. in De' Longhi S.p.A. was finalised during the first nine months of 2002, through the process of integration of company procedures ensuing the centralisation of the administration activities with the Parent Company.
This operation was made possible thanks to two distinct mergers (Ariagel S.p.A. in Simac-Vetrella S.p.A. and the in De' Longhi S.p.A.) which respectively became effective on the 1st and 2nd September 2002.

In September a securitisation agreement was finalised, which provided for a monthly *revolving* transfer of accounts receivable of De' Longhi S.p.A. and of its controlled company Ariete S.p.A. relating to sales made on the Italian market.

The disposal of receivables was carried out on a "*pro-soluto*" basis for the net amount of Euro 57.2 million within a five-year plan, in compliance with law 52/91 on factoring.
This operation allows to reduce the cost of capital and to diversify the financial sources by combining operating flexibility and multiyear duration.

Consolidated accounts

Consolidated Income Statement for the period 01/01-30/09

(Euro thousands)

	30/09/02	*% on sales*	*30/09/01*	*% on sales*
Revenues from sales	858,271	98.7%	790,450	98.5%
Other income	11,016	1.3%	11,769	1.5%
Total revenues	**869,287**	**100.0%**	**802,219**	**100.0%**
Change	*67,068*	*8.4%*		
Material consumables and goods	(426,329)	(49.0%)	(397,605)	(49.6%)
Costs for services	(194,213)	(22.3%)	(182,078)	(22.7%)
Other operating expenses	(7,824)	(0.9%)	(7,708)	(1.0%)
Added value	**240,921**	**27.7%**	**214,828**	**26.8%**
Labour cost	(121,186)	(13.9%)	(115,758)	(14.4%)
Provisions	(8,656)	(1.0%)	(4,130)	(0.5%)
EBITDA	**111,079**	**12.8%**	**94,940**	**11.8%**
Change	*16,139*	*17.0%*		
Depreciation	(51,555)	(5.9%)	(51,298)	(6.4%)
Operating Result	**59,524**	**6.8%**	**43,642**	**5.4%**
Change	*15,882*	*36.4%*		
Financial Incomes (Expenses)	(25,525)	(2.9%)	(31,056)	(3.9%)
Extraordinary management	(1,554)	(0.2%)	1,203	0.1%
Result before taxes	**32,445**	**3.7%**	**13,789**	**1.7%**
Result pertaining to third parties	605	0.1%	263	0.0%
Result before taxes – competence of the Group	**31,840**	**3.7%**	**13,526**	**1.7%**
Change	*18,314*	*135.4%*		

Consolidated Income Statement for the III Quarter

(Euro thousands)

	2002 III Quarter	*% on sales*	*2001 III Quarter*	*% on sales*
Revenues from sales	307,697	99.1%	283,438	98.8%
Other income	2,886	0.9%	3,509	1.2%
Total revenues	**310,583**	**100.0%**	**286,947**	**100.0%**
Change	*23,636*	*8.2%*		
Material consumables and goods	(156,335)	(50.3%)	(141,883)	(49.4%)
Costs for services	(62,949)	(20.3%)	(63,757)	(22.2%)
Other operating expenses	(2,603)	(0.8%)	(2,926)	(1.0%)
Added value	**88,696**	**28.6%**	**78,381**	**27.3%**
Labour cost	(38,290)	(12.3%)	(36,853)	(12.8%)
Provisions	(2,211)	(0.7%)	179	0.1%
EBITDA	**48,195**	**15.5%**	**41,707**	**14.5%**
Change	*6,488*	*15.6%*		
Depreciation	(17,815)	(5.7%)	(18,401)	(6.4%)
Operating result	**30,380**	**9.8%**	**23,306**	**8.1%**
Change	*7,074*	*30.4%*		
Financial Incomes (Expenses)	(9,590)	(3.1%)	(12,498)	(4.4%)
Extraordinary management	(678)	(0.2%)	(1.390)	(0.5%)
Result before taxes	**20,112**	**6.5%**	**9,418**	**3.3%**
Result pertaining to third parties	222	0.1%	(81)	0.0%
Result before taxes – competence of the Group		**6.4%**	**9,499**	**3.3%**
Change	*10,391*	*109.4%*		

Operating performance

The De' Longhi Group steadily grew also during the third quarter of 2002.
In the first nine months of 2002 net revenues for the Group on a comparable consolidation basis increased of Euro 67.1 million (+8.4%), with respect to the same period of 2001, totalling Euro 869.3 million (the growth in the third quarter was equal to 8.2%).

The 8.4% increase of net revenues was influenced by a negative exchange effect equal to about -1.6%, and was mainly driven by an increase in the volumes of about 6%, and by a positive mix effect and a prices increase of about 4%.

The growth altogether is overall in line with the expectations thanks to the good results in the third quarter of the year relating to the "Cooking and Food Preparation" segment and to the recovery of sales in the "Heating" segment. With respect to the same period of 2001, these divisions benefited from the positive effect ensuing the sales of Kenwood and Ariete trademarked products.

It is worth noting that the turnover of the first nine months structurally represents about two thirds of the whole year turnover.

Business segment

The trend of net revenues analysed by business segments is represented in the following tables:

Business Segment				
Cooking and Food Preparation	374.5	326.5	48.0	14.7%
Home Cleaning and Ironing	113.1	99.1	14.0	14.1%
Heating	134.9	135.1	(0.1)	(0.1%)
Air conditioning and air treatment	218.0	206.9	11.1	5.4%
Other (*)	28.8	34.7	(5.9)	(16.9%)
Total net revenues	**869.3**	**802.2**	**67.1**	**8.4%**

(in million of Euro)	**2002 III Quarter**	**2001 III Quarter**	**Change**	**% Change**
Business Segment				
Cooking and Food preparation	129.6	114.9	14.7	12.8%
Home cleaning and Ironing	34.3	31.4	2.9	9.2%
Heating	84.8	79.7	5.1	6.4%
Air conditioning and air treatment	53.5	51.3	2.2	4.3%
Other (*)	8.4	9.6	(1.2)	(12.6%)
Total net revenues	**310.6**	**287.0**	**23.6**	**8.2%**

(*) The line "Other" includes revenues from the sale of accessories, spare parts, raw materials, semifinished products and scrap as well as earnings from the supply of services, contingent assets, recovery of transport costs and various other earnings.

Cooking and Food Preparation

In the first nine months of 2002 this business segment increased by 14.7% with respect to the same period last year, while the third quarter of the year recorded a growth of 12.8% As far as the De' Longhi branded products are concerned, such a trend was supported by the continuos growth in the sales of coffee machines and electric ovens, followed by cookers. As for the Kenwood branded products, kitchen machines especially contributed to the growth.
The strategic decision to withdraw from the market of "*low end*" microwave ovens, characterised by low profits, did not affect the positive result of this business segment.
Moreover the last part of the current year will greatly benefit from the launch of the new 'moka' "Alicia" which was launched during the month of September.

Home Cleaning and Ironing

In the first nine months of 2002 this business segment increased by 14.1% with respect to the same period last year (the third quarter recorded a 9.2% increase). The growth of this business segment over this period is particularly remarkable, and is mainly due to the success of steam products for home cleaning and ironing, which are characterised by an increasingly larger and innovative product line.
The reduced growth in third quarter may be regarded as natural, if we take into account the considerable increase in the same period of 2001 (+20.3%).

Heating

Despite the slow start of the winter season and the unfavourable impact of exchanges with respect to the corresponding period in 2001, the revenues of the third quarter showed a growth of 6.4%, mainly thanks to the sale of fixed heating units and the launch of new models of portable heaters. Consequently at the end of the nine-month period it was possible to recover the reduction in sales that was already commented in the 2002 Half-year Report.

Air conditioning and air treatment

In the first nine months revenues increased by 5.4% (the third quarter recorded a 4.3% increase). This trend is the result of the good sales campaign for portable conditioners (already described for the first half of the year 2002), of the recovery in the sales of large thermo-cooling machines and of the launch of the new model of compact dehumidifier.

Markets

The tables below represent the revenue trend by geographical area:

(Million of Euro)	2002 (9 months)	2001 (9 months)	Change	% Change
Geographical area				
Italy	237.5	223.7	13.7	6.1%
United Kingdom	123.4	117.7	5.7	4.9%
Rest of Europe	231.9	212.3	19.7	9.3%
USA, Canada, Mexico	123.6	100.5	23.1	23.0%
Japan	37.0	25.8	11.2	43.3%
Rest of the World	115.8	122.2	(6.4)	(5.2%)
Total net revenues	**869.3**	**802.2**	**67.1**	**8.4%**

(Million of Euro)	2002 III Quarter	2001 III Quarter	Change	% Change
Geographical area				
Italy	71.5	64.1	7.4	11.5%
United Kingdom	47.9	43.8	4.1	9.3%
Rest of Europe	78.6	72.9	5.7	7.9%
USA, Canada, Mexico	49.5	47.3	2.2	4.6%
Japan	18.4	12.3	6.2	50.1%
Rest of the World	44.7	46.6	(1.9)	(4.1%)
Total net revenues	**310.6**	**287.0**	**23.6**	**8.2%**

In the first nine months of 2002 all the main markets show a positive trend with respect to 2001, particularly remarkable for the Italian and Japanese markets in the third quarter of 2002.

The good performance of the Italian market can be mainly attributed to a rise in the sales of cooking and food preparation products and by a good sales campaign for air conditioning and air treatment products.

The turnover recorded by the North American market in the first nine months shows a positive trend, despite the negative impact due to the slow start of the heating season caused by the unfavourable climatic conditions and by the Euro appreciation, although this quarter reflects a natural slowdown in the growth. On a comparable exchange rate basis, the growth of the third quarter would have been 13%.

Sales in the Rest of the World were negatively impacted by a declining demand in some countries, mainly Brazil and Argentina, and by the slow start of the heating season in the ex-U.S.S.R. countries.

Profitability trend

In the first nine months of 2002 EBITDA amounted to Euro111.1 million with a growth of 17% comparing to the same period of 2001. In terms of margin, EBITDA margin increased from last year's 11.8% to 12.8%.

In the third quarter of 2002 EBITDA amounted to Euro 48.2 million with a growth of Euro 6.5 million - equal to 15.6% - comparing to the same period of 2001.

As for the economic data, it is worth pointing out that the profitability in the first nine months of the year cannot be compared to that of the whole year due to the effects of:
- a less favourable sales mix with respect to that of the whole year, due to a lower contribution of the heating division,
- a greater incidence of fixed costs over the nine months due to the fact that sales in this part of the year represent almost two thirds of the total.

The main components of the EBITDA growth in this period are:
- The benefits arising from the many actions carried out to improve efficiency and a better use of the Chinese operating facilities (for both production and procurement).
- The positive contribution of the past restructuring that strongly reduced the incidence of labour costs on the turnover, decreasing from 14.4% to 13.9%.
- The positive effect given by a decrease in the purchase cost of raw materials.
- With respect to the same period of 2001, a minor contribution of sales in the heating segment characterised by higher margins compared to the Group's average.
- The negative impact due to the Euro appreciation determined a minor growth of EBITDA of 3.7 percentage points with respect to the same period in 2001. In other words EBITDA, excluding the negative exchange trend effect, would have grown from Euro 111.1 million to Euro 114.6 million, with an EBITDA margin of 13% from 12.8%.

The EBIT of the nine-month period of 2002 amounted to Euro 59.5 million, with an increase of 36.4% compared to the same period of 2001. In terms of EBIT margin, this was up from 5.4% of last year to 6.8%.
The growth in the third quarter of 2002, compared to the same period in 2001, is Euro 7.1 million (+ 30.4%).

In terms of financial charges, net interest expenses decreased by Euro 5.5 million, with respect to the same period of 2001. This is due not only to the foreseeable positive influence of the hedging policy, which allowed to offset the loss realised at EBITDA level, but also to the decrease of net debt.

In terms of extraordinary items, they mainly refer to charges for renovations and other non-recurrent costs, and is compared to the corresponding period of 2001, which comprised extraordinary positive items relating to the recording of the transfer of the Kenwood result pre-acquisition.

Analysis of the financial position

Reclassified Consolidated Balance Sheet

(Euro thousands)

	30/09/02	30/06/02	31/12/01	30/09/01
Start-up and Consolidation Differences	310,877	315,481	324,561	326,018
Other intangible assets	105,267	107,816	110,615	116,833
Net tangible assets	188,293	187,088	193,691	189,980
Long-term liabilities	9,913	9,395	9,568	6,692
Total invested activities	**614,350**	**619,780**	**638,435**	**639,523**
Trade receivables	363,177	375,769	412,526	415,574
Final inventories	292,659	293,088	234,846	294,579
Trade payables	(278,706)	(307,985)	(249,701)	(239,692)
Other current assets (liabilities)	9,641	53	(9,144)	(9,678)
Net working capital	**386,771**	**360,925**	**388,527**	**460,783**
Severance indemnity	(22,105)	(21,364)	(21,256)	(21,447)
Provisions for liabilities and charges	(31,931)	(31,105)	(33,550)	(24,069)
Total long-term liabilities and funds	**(54,036)**	**(52,469)**	**(54,806)**	**(45,516)**
Total capital employed	**947,085**	**928,236**	**972,156**	**1,054,790**
Liquid assets	(86,884)	(75,514)	(85,162)	(65,679)
Other long-term liabilities	(5,953)	(5,953)	(6,225)	(4,406)
Other financial activities of the working capital	(24,186)	(6,390)	(21,829)	(11,632)
Short-term financial payables	359,863	311,960	199,364	345,922
Medium and long-term financial payables	154,782	174,758	360,916	277,944
Net financial position	**397,622**	**398,861**	**447,064**	**542,149**
Corporate Capital	448,500	448,500	448,500	448,500
Other reserves	68,450	68,473	49,980	49,896
Result of the period before taxes (for 31/12/2001 net of taxes)	31,840	11,951	26,321	13,527
Total Net Equity of the Group	**548,790**	**528,924**	**524,801**	**511,923**
Net Equity of third parties	673	451	291	718
Total Net Equity	**549,463**	**529,375**	**525,092**	**512,641**
Total Shareholders' and Third Parties' Equity	**947,085**	**928,236**	**972,156**	**1,054,790**

The net working capital amounts to Euro 386.8 million with a decrease of Euro 74.0 million compared to the same period of the previous year, partly due to the above mentioned operation of securitisation which resulted in a decrease of accounts receivable equal to Euro 57.2 million.
The incidence on net sales (12 month *rolling*) decreased from 40.1% as of 30 September 2001 to 30.6% as of 30 September 2002. The improvement of 9.5 percentage points relates for 4.5% to the aforementioned securitisation agreement, while the other 5% is given by the actions started in early 2001 to reduce working capital, mainly thanks to efficient planning and to the extended establishment of SAP (Systems Application Program) to the other subsidiaries abroad. Thus there is a further improvement in working capital in the trend already shown in the first half of the year 2002.

However it is to be highlighted the fact that the result as of 30 September is affected by sales seasonality that determines a temporary growth in the inventory (mainly relating to heating products that will be sold during the last quarter of the year) and receivables (concerning the air conditioning products that will be collected in the last quarter of the year).

The net financial position decreased from Euro 447.1 million as of December 2001 to Euro 397.6 million as of 30 September 2002, with an improvement of Euro 49.4 million. In the first nine months of 2002 the operating cash flow was positive for Euro 56.9 million, compared to the negative flow of Euro 44.4 million in the first nine months of 2001.
The decrease in the net debt with respect to 30 September 2001, equal to Euro 144.5 million, is due to the above stated operation of securitisation for Euro 56.4 million and to the cash flow of the period for Euro 88.1 million.

The cash flow statement can be summarised in the following way:

(Million of Euro)	30/09/02 (Nine months)	31/12/01	30/09/01 (Nine months)
Financial flows generated (absorbed) by operating activities (*)	85,2	103,6	68,4
Financial flows generated (absorbed) by NWC movements	(0,5)	(5,9)	(79,1)
Financial flows generated (absorbed) by investment activities	(27,8)	(46,1)	(33,6)
Operating cash flow	**56,9**	**51,6**	**(44,4)**
Cash flow generated by net equity movements	(7,5)	256,3	256,7
Financial flow relating to the consolidation area Change	0	(139,0)	(138,4)
Financial flow of the period	**49,4**	**169,0**	**73,9**
Initial net financial position of the period	(447,1)	(616,0)	(616,0)
Final net financial position of the period	**(397,6)**	**(447,1)**	**(542,1)**

(*) includes the result before taxes (net as of 31/12/01), net depreciation and provisions.

Criteria adopted for the Quarterly Report

The present Quarterly Report has been drawn up in compliance with the provisions in art. 82 of the regulations approved by Consob n. 11971 of 14 May 1999, enforcing the Law Decree D.L. N. 58/1998. This report includes the reclassified consolidated financial statements drawn up by adopting the same evaluation and consolidation criteria used in the 2001 consolidated financial statements and the Report by the Board of Directors.

The accounts are presented before taxes in compliance with the provision in art. 81 par. 7 of the above stated Consob regulation for the drawing up of half-year reports, which results applicable also to quarterly reports.

The conversion into Euro of the financial statements of the foreign controlled companies has been carried out following the criteria adopted in drawing up the balance sheet and the half-year report.

The exchange rates applied for the conversion of non-Euro currencies were the following:

Currency		Average Exchange Rate (*)	Final Exchange Rate
Canadian Dollar	CAD	1.4539	1.5566
Hong Kong Dollar	HKD	7.2260	7.6905
Singapore Dollar	SGD	1.6645	1.7542
US Dollar	USD	0.9265	0.9860
South African Rand	RND	9.9930	10.4077
Malay Ringgit	MYR	3.5201	3.7463
English Sterling	GBP	0.6262	0.6295
Japanese Yen	JPY	116.5951	119.6700
Polish Zloty	PLN	3.8063	4.0926

(*) source: UIC (Italian Exchange Office)

Change in the consolidation area

The consolidation area has changed with respect to 30 June 2002 with the inclusion of Ariete Lusitania Lda and Ariete Hellas EPE, trading companies that respectively operate in Portugal and Greece, and of De' Longhi Capital Services S.p.A., a company created in order to provide the companies of the Group with a centralised financial service.

Important facts at the end of the period

No important facts have been recorded after closing the third quarter of 2002.

Forecast/ Foreseeable evolution in the operations

The results of the first nine months are on the whole in line with the budget. Taking into account the above stated facts, it can be reasonably deemed that the results expected for the year 2002 will be reached.

Treviso, 13 November 2002

On Behalf of the Board of Directors
The CEO
Stefano Beraldo

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE
DE' LONGHI S.p.A.: the Board of Directors approved the consolidated results for the nine months ended September 30, 2002:

- Net Sales up to € 869.3m (+8.4% vs first nine months of 2001 and +10.0% on a comparable exchange rate basis);
- EBITDA to € 111.1m (+17.0%);
- EBIT to € 59.5m (+36.4%);
- Profit before tax up to € 31.8m (+135.4%).

Further reduction of the net financial position to € 397.6m as of September 30, 2002 from € 542.1m as of September 30, 2001.

The Board of Directors of De' Longhi S.p.A. - leader in the Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing Systems segments – and listed on the Italian Stock Exchange since July 2001– today approved the financial statements for the nine months ended September 30, 2002.

Net sales reached € 869.3m (+8.4% compared to the same period in 2001 and 10.0% on a comparable exchange rate basis); net sales for the third quarter reported an 8.2% increase to € 310.6 million.

With regard to business divisions, it is worth noting the continuous growth trend for the Cooking and Food Preparation segment, which is the largest one in terms of contribution to sales: in the first nine months of 2002 this segment reported a +14.7% growth vs the same period in 2001, driven by both De' Longhi branded products and Kenwood branded products.

On a geographical basis, the significant growth in the most important foreign markets continued.

Italy recorded a remarkable 11.5% growth in the third quarter; this increase does not take into account the launch of *Caldopanny De' Longhi* (electric towel heater) and *Alicia* (electric moka) which started last October.

EBITDA margin increased from 11.8% in the first nine months of 2001 to 12.8% for the nine months ended September, 30 2002 and by 17.0% to € 111.1m in absolute terms.
In the third quarter EBITDA reached € 48.2 million (+15.6% vs Q3 2001) and EBITDA margin was 15.5% up from 14.5% in the same period of 2001.

EBIT margin grew to 6.8% for the nine months ended September, 30 2002 from 5.4% in the same period of 2001 (+36.4% to € 59.m in absolute terms); in the third quarter EBIT was up to € 30.4m, a growth of 30.4% compared to the same period in 2001 (EBIT margin up to 9.8% from 8.1%).

Profit before taxes reached € 31.8m in the first nine months of 2002, a 135.4% increase compared to the nine months to September 2001 (€ 19.9m in the third quarter, + 109.4% vs the same period in 2001).

"We are pleased with the results achieved " – the Chairman Giuseppe De'Longhi comments – "and with the improvements recorded in all the divisions in the third quarter".

"The results of Kenwood, once again fully satisfactory," – says CEO Stefano Beraldo – "may improve even further. We expect an important contribution to the growth of the Group from the launch of *Alicia* and *Caldopanny De' Longhi* ".

With regard to the financial performance, net working capital decreased to € 386.8 million (30.6% on sales) as of September 30, 2002 from € 460.8 million as of September 2001 (40.1% on sales). As of September 30, 2002, about € 57m relative to the trade receivables of De' Longhi Spa and Ariete were disposed of on a "pro-soluto" basis.

Net financial position was € 397.6m compared to € 542.1m for the 9 months ended September 30, 2001 and to € 447.1m at the end of 2001.

De'Longhi is trading at about +40% above the IPO price.

Attached: consolidated Balance Sheets and Profit and Loss Statements.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, November 13, 2002

De'Longhi S.p.A. consolidated financial statement as at 30/09/2002

Income statement as at 30 September 2002 year-to-date:

	2002 (Nine months)	% of sales	2001 (Nine months)	% of sales
	Euro mil.	%	Euro mil.	%
Revenues from sales	858,3	98,7%	790,5	98,5%
Other income	11,0	1,3%	11,8	1,5%
Total revenues	**869,3**	**100,0%**	**802,2**	**100,0%**
Increase 2002/2001	*67,1*	*8,4%*		
Materials	(426,3)	(49,0%)	(397,6)	(49,6%)
Services	(194,2)	(22,3%)	(182,1)	(22,7%)
Sundry operating expenses	(7,8)	(0,9%)	(7,7)	(1,0%)
Value added	**240,9**	**27,7%**	**214,8**	**26,8%**
Labour costs	(121,2)	(13,9%)	(115,8)	(14,4%)
Provisions and writedowns	(8,7)	(1,0%)	(4,1)	(0,5%)
EBITDA	**111,1**	**12,8%**	**94,9**	**11,8%**
Increase 2002/2001	*16,1*	*17,0%*		
Depreciation and amortization	(51,6)	(5,9%)	(51,3)	(6,4%)
EBIT	**59,5**	**6,8%**	**43,6**	**5,4%**
Increase 2002/2001	*15,9*	*36,4%*		
Net financial expenses	(25,5)	(2,9%)	(31,1)	(3,9%)
Extraordinary income (expenses)	(1,6)	(0,2%)	1,2	0,1%
Earnings before taxes	**32,4**	**3,7%**	**13,8**	**1,7%**
Minority interests	0,6	0,1%	0,3	0,0%
Net (loss) income for the year	**31,8**	**3,7%**	**13,5**	**1,7%**
Increase 2002/2001	*18,3*	*135,4%*		

Income statement for the III quarter 2002:

	2002 III Quarter	% of sales	2001 III Quarter	% of sales
	Euro mil.	%	Euro mil.	%
Revenues from sales	307,7	99,1%	283,4	98,8%
Other income	2,9	0,9%	3,5	1,2%
Total revenues	**310,6**	**100,0%**	**286,9**	**100,0%**
Increase 2002/2001	*23,6*	*8,2%*		
Materials	(156,3)	(50,3%)	(141,9)	(49,4%)
Services	(62,9)	(20,3%)	(63,8)	(22,2%)
Sundry operating expenses	(2,6)	(0,8%)	(2,9)	(1,0%)
Value added	**88,7**	**28,6%**	**78,4**	**27,3%**
Labour costs	(38,3)	(12,3%)	(36,9)	(12,8%)
Provisions and writedowns	(2,2)	(0,7%)	0,2	0,1%
EBITDA	**48,2**	**15,5%**	**41,7**	**14,5%**
Increase 2002/2001	*6,5*	*15,6%*		
Depreciation and amortization	(17,8)	(5,7%)	(18,4)	(6,4%)
EBIT	**30,4**	**9,8%**	**23,3**	**8,1%**
Increase 2002/2001	*7,1*	*30,4%*		
Net financial expenses	(9,6)	(3,1%)	(12,5)	(4,4%)
Extraordinary income (expenses)	(0,7)	(0,2%)	(1,4)	(0,5%)
Earnings before taxes	**20,1**	**6,5%**	**9,4**	**3,3%**
Minority interests	0,2	0,1%	0,1	0,0%
Net (loss) income for the year	**19,9**	**6,4%**	**9,5**	**3,3%**
Increase 2002/2001	*10,4*	*109,4%*		

De'Longhi S.p.A. consolidated financial statement as at 30/09/2002

Balance sheet:

	30.09.2002	30.06.2002	31.12.2001	30.09.2001	Change 30.09.2002 30.09.2001
	Euro mil.	Euro mil.	Euro mil.	Euro mil.	Euro mil.
Trade receivables	363,2	375,8	412,5	415,6	(52,4)
Net inventory	292,7	293,1	234,8	294,6	(1,9)
Trade payables	(278,7)	(308,0)	(249,7)	(239,7)	(39,0)
Other current assets (liabilities)	9,6	0	(9,1)	(9,7)	19,3
Net working capital	**386,8**	**360,9**	**388,5**	**460,8**	**(74,0)**
Non current assets:					
Intangible assets	416,1	423,3	435,2	442,9	(26,7)
Tangible assets	188,3	187,1	193,7	190,0	(1,7)
Financial assets	9,9	9,4	9,6	6,7	3,2
Total funds and long-term liabilities	(54,0)	(52,5)	(54,8)	(45,5)	(8,5)
Total capital employed	**947,1**	**928,2**	**972,2**	**1.054,8**	**(107,7)**
Minority interests	(0,7)	(0,5)	(0,3)	(0,7)	0,0
Net equity	(548,8)	(528,9)	(524,8)	(511,9)	(36,9)
Total non-financial sources	**(549,5)**	**(529,4)**	**(525,1)**	**(512,6)**	**(36,8)**
Net financial position	**(397,6)**	**(398,9)**	**(447,1)**	**(542,1)**	**144,5**

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Il Presidente
Cav. del Lav. Oscar Zannoni

Gruppo Ceramiche Ricchetti S.p.A.
Capitale Sociale euro 55.692.690,56 i.v.
Codice Fiscale e Iscrizione Registro Imprese Modena n° 00327740379
Sede Legale - Strada delle Fornaci, 20
41100 Modena - P. Iva 01252010366

...de sociale e presso la Borsa Italiana S.p.A., a disposizione del pubblico.
La suddetta documentazione è inoltre disponibile sul sito Internet www.bancosardegna.it.

IL PRESIDENTE
Prof. Antonio Sassu

delibera Consob...
La relazione è di...
www.ericsson...

ERICSS...

...48,80 int. vers. - Direzione Generale...
...ata all'esercizio delle assicurazioni con...
...i Milano e Codice Fiscale 00218610327

...MESTRALE
...RE 2002

...11971/99, si comuni... consolidata relativa al ...02 verrà depositata in... ...ione del Consiglio di ...le sociale, in Milano, ...Italiana S.p.A., a di... ...chiesta.

Montefibre

MONTEFIBRE S.p.A. Sede Legale Milano
Via M. d'Aviano, 2
Capitale sociale: € 156.000.000 int. vers.
Registro delle Imprese di Milano,
Codice Fiscale e Partita IVA n. 00856060157

Relazione trimestrale al 30 settembre 2002

Si rende noto che la Relazione trimestrale al 30 settembre 2002 è, dal 14 novembre 2002, depositata presso la Sede legale in Milano, Via Marco d'Aviano, 2 (tel. 02.28008515 / e-mail: titoli@mef.it) e presso la Sede della Borsa Italiana S.p.A. ed è a disposizione di chiunque ne faccia richiesta (www.montefibre.it).

Il Consiglio di Amministrazione

as roma

Sede Sociale Roma, Via Trigoria 3, 600
Capitale Sociale: Euro 52.000.000 interamente versato
Registro Imprese n. 862/67 - R.E.A. n. 303093
Codice Fiscale 03294210582 - P.IVA 01180281006

Relazione Trimestrale al 30 settembre 2002

In ottemperanza a quanto disposto dall'Art. 82 della Delibera CONSOB n. 11971/99, si rende noto che la Relazione Trimestrale sulla gestione dell'A.S. Roma S.p.A., al 30 settembre 2002, è messa a disposizione del Pubblico presso la Sede Sociale e Borsa Italiana S.p.A.

La Relazione Trimestrale sulla gestione al 30 settembre 2002 verrà inviata a chiunque ne faccia richiesta via fax al 06/5060694.

Il presente avviso è disponibile anche sul sito Internet www.asroma.it

Ceme...
CEMENTERIE DE...
Sede...
Capitale sociale...
Reg. Impr. n. 2311...

RELAZIONE...

Si rende noto che la... Consiglio di Amminis... della gestione al 30 se... sizione di chiunque... conformità a quanto di... 82 e 83 della Delibera... del 14 maggio 1999... nonché presso la Borsa...

...588

Eni

...estrale
...re 2002

...) settembre 2002 è ...cietà in Roma, Piazzale ...S.p.A. a disposizione di

...e disponibile sul sito ...co all'indirizzo e-mail ...i o al Numero Verde

LA FONDIARIA

La Fondiaria Assicurazioni S.p.A.
Sede in Firenze Piazza della Libertà n. 6
Capitale sociale € 207.126.481,64 i.v.
C.F. e n° iscr. Reg. Imp. di Firenze: 00538470485

MILANO ASSICURAZIONI

Milano Assicurazioni S.p.A.
Sede in Assago Milanofiori (MI), Strada 6 - Pal. A 13
Capitale Sociale € 192.299.715,92 i.v.
C.F. e n° iscr. Reg. Imp. di Milano: 00957670151

RELAZIONE TRIMESTRALE AL 30 SETTEMBRE 2002

Art. 82 delibera Consob n. 11971 del 14 maggio 1999

Si rende noto che le relazioni trimestrali al 30 settembre 2002 de La Fondiaria Assicurazioni S.p.A. e di Milano Assicurazioni S.p.A. saranno a disposizione del pubblico a partire dalla data odierna presso le rispettive Sedi Sociali e presso la Borsa Italiana S.p.A., per la consultazione e la consegna a chiunque ne faccia richiesta.

Relazione Trimestrale al 30 settembre 2002

Si rende noto che, ai sensi dell'art. 82 della Delibera Consob n. 11971/1999 e successive modifiche e integrazioni, la Relazione Trimestrale al 30 settembre 2002 è a disposizione presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.

La Relazione Trimestrale è inoltre disponibile sul sito internet www.delonghi.com.

Il Consiglio di Amministrazione
Treviso, 14 novembre 2002

DE' LONGHI S.p.A.
sede sociale in Treviso, Via Lodovico Seitz, 47
capitale sociale Euro 448.500.000 codice fiscale e n. iscrizione al Registro Imprese di Treviso 11570840154
partita IVA 03162730265

Living innovation

DeLonghi

Industrie Zign...
Santa Marghe...

S.p.A. - Capitale Sociale Euro...
Sede in Fossalta di Portogrua...
Codice Fiscale e...
al Registro delle Imprese...

RELAZIONE T...
AL 30 SETTE...

Si rende noto che, in ottem... dalla Commissione Nazion... sa, la Relazione trimestra... approvata dal Consiglio d... 12 novembre 2002, è a di... sociale e presso Borsa Itali... distribuzione a chiunque n... È inoltre disponibile sul sito I...

...I VAL D'ELSA (Siena)
...interamente versato
...al Registro Imprese di...
...486

...ESTRALE

...strale al 30 settembre ...mministrazione del 12 ...menti previsti dal... ...1971 del 14 maggio ...ciale e presso la Borsa ...blico.

...INISTRAZIONE

PRIMA INDUSTRIE

PRIMA INDUSTRIE S.p.A.
Sede Legale: via Antonelli 32 - Collegno (TO)
Capitale sociale Euro 10.375.000 i.v.
Registro delle Imprese – Ufficio di Torino n.03736080015

Relazione Trimestrale

Si rende noto che la relazione sull'andamento della gestione del Gruppo nel 3° trimestre 2002 è depositata presso la sede sociale nonché presso la Borsa Italiana S.p.A. per la consegna a chiunque ne farà richiesta ed è consultabile nel sito internet

www.primaindustrie.com

Banca Fideuram S.p.A. - Sede legale in Milano, Corso di Porta Romana, 16
Capitale sociale Euro 254.875.546,64 - Registro delle Imprese di Milano n. 00714540150

Banca FIDEURAM

RELAZIONE TRIMESTRALE

La relazione trimestrale al 30 settembre 2002 è depositata presso la sede legale e la Borsa Italiana.

È anche consultabile sul sito internet www.fideuram.it

RELAZIONE TRIMES...
AL 30 SETTE...

La relazione... 2002 è a di... pubblico presso la... condaria della Societ... Borsa Italiana S.p.A...

AUTOGRILL S.p.A.

ENGLISH TRANSLATION

Calendar of Board of Directors Meetings, Shareholders Meetings and Analysts Presentations

Year 2003

Date (timeframe)	Purpose
February 26-March 7, 2003	board of directors' meeting for purposes of calling a shareholders' meeting.
March 24-28, 2003	Presentation of the proposed financial statements for the year ended December 31, 2002. Subsequent conference call with financial analysts to discuss financial statements data.
March 28-April 8, 2003	Possible presentation of the financial statements data to financial analysts.
April 22-29, 2003	Shareholders' meeting to approve the December 31, 2002 financial statements.
May 12-16 2003	Approval of first quarter financial statements as of March 31, 2003. Subsequent conference call with financial analysts to discuss first quarter financial data.
September 10-15, 2003	Approval of semi-annual financial statements as of June 30, 2003 Subsequent conference call with financial analysts to discuss semi-annual financial data.
September 15-19, 2003	Possible presentation of semi-annual financial data to financial analysts.
November 10-14, 2003	Approval of third quarter financial statements as of September 30, 2003. Subsequent conference call with financial analysts to discuss third quarter financial data.

DēLonghi

Calendario
Consigli di Amministrazione, Assemblee dei soci
e presentazioni dati contabili agli analisti finanziari

anno 2003

Data (intervallo di tempo)	Oggetto
26 febbraio-7 marzo 2003	C.d.A. per convocazione Assemblea Ordinaria dei soci
24-28 marzo 2003	Presentazione progetto di bilancio al 31.12.02. Successiva conference call di presentazione dei dati di bilancio agli analisti finanziari
28 marzo – 8 aprile 2003	Eventuale presentazione dati di bilancio agli analisti finanziari
22-29 aprile 2003	Assemblea di approvazione bilancio al 31.12.02
12-16 maggio 2003	Approvazione relazione trimestrale al 31.03.03 Successiva conference call di presentazione dei dati trimestrali agli analisti finanziari
10-15 settembre 2003	Approvazione relazione semestrale al 30.06.03 Successiva conference call di presentazione dei dati semestrali agli analisti finanziari
15-19 settembre 2003	Eventuale presentazione dati semestrali agli analisti finanziari
10-14 novembre 2003	Approvazione relazione trimestrale al 30.09.03 Successiva conference call di presentazione dei dati trimestrali agli analisti finanziari